Exhibit 99.1

 NEWS RELEASE

PRECISION DRILLING CORPORATION REACHES AGREEMENT
WITH CANADA REVENUE AGENCY TO RESOLVE PREVIOUSLY
DISCLOSED TAX REASSESSMENT

Calgary, Alberta, Canada – September 6, 2011

Precision Drilling Corporation (“Precision”) announced today that it has reached an agreement with the Canada Revenue Agency (“CRA”) to resolve a tax reassessment made by the CRA and disputed by Precision.

As previously disclosed in public filings, on February 9, 2011, Precision received a notice of reassessment from the CRA for federal tax and interest totaling $216 million relating to a transaction that occurred in the 2005 tax year.  Precision objected to the reassessment and was required to pay $108 million toward the reassessed balance as part of the appeal process.

Based on the settlement agreement, Precision anticipates receiving an income tax reassessment from the CRA of $26 million federal tax plus interest of $11 million.  The anticipated reassessed total of $37 million is $179 million less than the February reassessment and will result in a refund of $71 million to Precision.  As part of the settlement agreement, Precision will waive all rights to appeal the reassessment.  Additionally, Precision anticipates that the CRA settlement should result in an Alberta income tax reassessment and interest charges totaling $13 million.

A $50 million onetime charge related to the CRA settlement and expected provincial tax reassessment will be reflected in Precision’s third quarter net earnings.   Also, as a result of the settlement, Precision’s contingent tax liability previously disclosed in Note 16 of its second quarter financial statements will be reduced from $350 million to $58 million, a reduction of $292 million.

“We believe the settlement, which eliminates a potentially significant tax liability, is in the best long-term interests of Precision and its shareholders.  We are pleased to have resolution to this matter and close the final chapter of a 2005 transaction.” said Rob McNally, Precision’s Executive Vice President and Chief Financial Officer.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com